Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  19 - 2008

SEPTEMBER 4, 2008
FOR IMMEDIATE RELEASE

AURIZON PROVIDES UPDATE ON EXPLORATION PROGRESS AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to provide a progress report on exploration activities at its Joanna project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

To date, three hundred and twenty (320) holes totalling 104,500 metres have been completed by Aurizon at Joanna with the objective of confirming results from previous drilling and to extend the mineralized zones.  Results from one hundred and seventeen (117) holes have been previously released, and results from one hundred and sixty five (165) holes are included in this release.  Results are currently pending for thirty eight (38) holes.

The best results from the 165 holes released are as follows:

		Mineralized Intersections					Including
	East	From	To	Gold Grade	True width		Gold Grade	True width
Hole	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	Zone	(grams/tonne)	(metres)
JA-08-142	9675	153.0	175.5	2.4	22.4	S	6.4	4.5
JA-08-172	9654	261.0	298.5	1.4	35.7	S
JA-08-184	9500	120.0	132.0	3.9	11.8	S	12.6	1.5
JA-08-278	9250	180.0	185.5	17.7	5.0	S	53.6	1.4
JA-08-198	9075	123.0	156.0	1.3	30.6	S
JA-08-230	8872	160.5	220.5	1.8	57.7	S	22.6	1.4
JA-08-245	8825	115.5	142.5	2.6	26.4	S
JA-08-244	8825	118.5	147.0	2.0	26.9	S
JA-08-243	8825	106.5	141.0	1.3	33.6	S
JA-08-248	8825	172.5	226.5	1.1	51.8	S
JA-08-238	8750	112.5	141.0	1.6	26.8	S
JA-08-215	8750	246.0	274.5	1.5	26.9	S
JA-08-239	8750	126.0	160.5	1.3	30.6	S
JA-08-225	8725	120.0	133.5	3.4	12.5	S	6.8	4.2
JA-08-261	8725	229.5	261.0	2.2	28.6	S
JA-08-224	8725	84.0	113.5	2.2	30.7	S	4.3	11.7
JA-08-217	8700	114.0	139.5	3.6	24.8	S	6.7	8.8
JA-08-200	8650	274.5	294.0	2.9	18.5	S	18.1	1.4
JA-08-201	8650	249.0	270.0	2.0	19.7	S
JA-08-222	8546	181.5 225.0	204.0 240.0	2.0 2.0	21.6 14.4	S S	11.6	1.4
JA-08-204	8475	162.0	184.5	2.0	20.2	S
JA-08-173	8250	27.0	43.5	3.2	16.2	S
JA-08-135	8198	775.5	789.0	1.4	12.4	S
JA-08-137	8100	648.0	681.0	1.7	29.2	S	5.7	4.0
JA-08-139*	7325	66.0	96.0	4.7	29.5	S	60.5	1.2
JA-08-125	8300	607.5	667.5	1.5	57.0	N	4.0	12.8
JA-08-257	8625	112.5	145.5	2.0	26.9	N
* Previously Reported

Aurizon Mines Ltd.

News Release – September 4, 2008
Aurizon Provides Update on Exploration Progress at Joanna

Results of the remaining holes with values above 1 gram of gold per tonne are indicated on the detailed table attached to this news release.  A total of forty holes (40) not included in the detailed table returned intersections lower than 1 gram of gold per tonne.

“We are pleased to report that the infill drilling program has increased the width of the zone within the existing pit contour as previously proposed in the preliminary assessment.” said Michel Gilbert, ing. Vice President of Aurizon.  “This could have a positive impact on the project economics.” He added.

Main Area of Mineralization

Infill drilling is performed on a 25 metre by 25 metre spacing within the core of the main mineralized area as defined by BBA in their Preliminary Assessment Report dated May 22, 2008, (available under the Company’s profile at www.sedar.com.)  In this area, gold mineralization is located within two gold horizons located on both sides of the Cadillac break.  All the infill drilling was successful in intersecting the mineralized sediments.

The North zone is mainly restricted to the main area and extends for 900 metres.  The zone is located 0 to 20 metres north of the Cadillac break, dipping 55 degrees to the north.  The zone has a true thickness of 10 to 25 metres, averaging 20 metres. The best hole, JA-257, returned 2.0 grams of gold per tonne over 26.9 metres.

The South zones are extensive and have been intersected outside of the main area.  The zones are located 20 to 40 metres south of the Cadillac break, dipping 55 degrees to the north.  Within the main area, the zones are divided within two different branches, which merge together where the zone is wider.  The South zone has a true thickness of 10 to 57 metres, averaging 20 metres.  The best hole, JA-230, returned 1.8 grams of gold per tonne over 57.7 metres.

The drilling results confirm the continuity of the zones, and indicate that they could be wider than previously interpreted on different sections.  Historically, holes drilled by previous owners were only partially assayed for intersections containing visible veinlets.  Recent experience gained by Aurizon, indicates that a more systematic assaying of the drill core can extend the width of the mineralized zone beyond the visible veinlets.

Western extension

Infill drilling was performed on a 100 metre by 100 metre spacing along the western extension.  Drilling is complete and all assays have been received.  The mineralization is usually restricted to the South zones.  The zone is usually narrower, averaging 3 to 5 metres, but in certain places, larger widths and higher grades have been intersected.  For example, hole JA-139 intersected 4.7 grams of gold per tonne over 29.5 metres.  The geological model is currently being reviewed by Aurizon in order to update the mineral resource in this area.

Eastern extension

On the eastern extension, the zones are cut by a north-south diabase dyke on the eastern extension.  Step out drilling along the lateral and dip extensions returned the following high grade intersections along the South zone:

•

Hole JA-184, located at the edge of the existing inferred mineral resources contour, returned 3.9 grams of gold per tonne over 11.8 metres, including 12.6 grams of gold per tonne over 1.5 metres.

•

Hole JA-172, located 200 metres east and 100 metres below the existing mineral resource contour, returned 1.4 grams of gold per tonne over 35.7 metres.

•

Hole JA-142, located 250 metres east and 50 metres below the existing mineral resource contour, returned 2.4 grams of gold per tonne over 22.4 metres, including 6.4 grams of gold per tonne over 4.5 metres.

•

Hole JA-278, located 83 metres below the proposed pit plan outline, returned 17.7 grams of gold per tonne over 5.0 metres, including 53.5 and 9.0 grams of gold per tonne each, over 1.5 metres.  Mineralization is associated with visible gold in crosscutting veinlets.

Aurizon Mines Ltd.

News Release – September 4, 2008
Aurizon Provides Update on Exploration Progress at Joanna

Dip Extension

Three holes were drilled between depths of 500 metres and 700 metres to test the depth extension of the mineralization below the west side of the proposed main pit.  Two holes, (JA-137 and JA-125) intersected the North Zone and returned respectively values of 1.2 grams of gold per tonne over 21.0 metres and 1.5 grams of gold per tonne over 57.0 metres including 4.0 grams of gold per tonne over 12.8 metres.  Hole JA-137 also intersected the south zone, as did hole JA-135.  These holes returned respectively 1.7 grams of gold per tonne over 29.2 metres including 5.7 grams of gold per tonne over 4.0 metres, and 1.4 grams of gold per tonne over 12.4 metres.  Further drilling is planned for later in the year to test the dip extension below 700 metres.

Preliminary Assessment Report

The BBA Preliminary Assessment Report concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 metre level, the project is potentially feasible as a stand alone open-pit mine operation and recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  In addition the report provided guidelines on the environmental risks.

Based on the preliminary pit optimization studies and mine design in the report, diluted in pit resource contained in the detailed pit design amounts to 9.08 million tonnes in the indicated category and 9.07 million tonnes in the inferred category at a combined average grade of 1.5 grams of gold per tonne, based on a cut-off grade of 0.5 grams of gold per tonne.  The overall life of mine strip ratio is estimated at 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees.  Total metal recovered is estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

Outlook

Infill drilling on 25 metre spacing, is expected to be completed early in the fourth quarter, 2008.  Aurizon expects to receive an updated resource estimate on the Joanna Gold Project in the fourth quarter of 2008, and has appointed BBA to prepare the pre-feasibility study, which will be initiated upon completion of the updated resource estimate.  Roche Ltd. has been appointed to complete the required environmental studies.  The pre-feasibility study will include the results of the expanded drill program, resource modelling and metallurgical testwork.

The completion of the infill drilling program is an important requirement for the preparation of the pre-feasibility study.  Following the infill drilling program, Aurizon intends to resume its exploration drilling activities, testing the dip extension below 700 metres, and geophysical and geochemical targets outside of the main orebody.

Quality Control

Core assays are performed on core sawed in quarter or in half, with standard fire assay procedures and atomic absorption finition.  Certified reference material and blanks are inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  For additional information on Quality Assurance and Quality control (“QA/QC”), refer to the previously mentioned Preliminary Assessment Report.  Initially, exploration primary assaying was performed at Labexpert of Rouyn-Noranda and check assays were carried out by ALS Chemex of Val D’Or.  Currently, the exploration primary assaying is performed at ALS Chemex of Val d’Or and confirmatory check assays are carried out by Bourlamaque laboratory of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration manager, an appropriately qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna area.  Detailed results from the additional holes drilled are reported in a separate table.  All other information previously released on the Joanna Project is also available on the Aurizon website.

Aurizon Mines Ltd.

News Release – September 4, 2008
Aurizon Provides Update on Exploration Progress at Joanna

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, anticipated effect of recent drilling results on the Joanna project, a preliminary assessment, timing of a pre-feasibility study, and future work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.

News Release – September 4, 2008
Aurizon Provides Update on Exploration Progress at Joanna

Infill south zone		Mineralized Intersections

Hole	East	From	To	Gold Grade	Length along the hole	True Width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-267	8250	183.0	195.0	1.0	12.0	10.8	S
JA-08-274	8300	159.0	169.5	1.5	10.5	9.7	S
JA-08-279	8300	106.5	124.5	1.0	18.0	17.6	S
JA-08-284	8350	100.5	111.0	2.6	10.5	8.3	S
JA-08-180	8351	10.5	27.0	1.5	16.5	16.2	S
JA-08-187	8376	30.0	43.5	3.5	13.5	10.6	S
JA-08-166	8400	31.5	42.0	2.7	10.5	10.3	S
JA-08-167	8400	36.0	57.0	1.4	21.0	17.3	S
JA-08-169	8425	33.0	51.0	1.4	18.0	14.9	S
JA-08-170	8425	30.0	40.5	1.6	10.5	10.3	S
JA-08-169	8425	33.0	51.0	1.4	18.0	14.9	S
JA-08-194	8450	8.3	30.0	1.5	21.7	16.7	S
JA-08-193	8450	10.5	24.0	2.7	13.5	13.2	S
JA-08-203	8475	177.0	196.5	1.2	19.5	17.0	S
JA-08-204	8475	162.0	184.5	2.0	22.5	20.2	S
JA-08-236	8500	229.5	243.0	1.6	13.5	12.2	S
JA-08-235	8500	211.5	240.0	1.3	28.5	26.9	S
JA-08-234	8500	195.0	222.0	1.4	27.0	25.8	S
JA-08-209	8524	133.5	156.0	1.6	22.5	19.8	S
JA-08-253	8525	255.0	265.5	2.7	10.5	9.5	S
JA-08-252	8525	199.5	214.5	1.4	15.0	14.2	S
JA-08-254	8625	231.0	246.0	1.9	15.0	13.1	S
JA-08-222	8546	181.5	204.0	2.0	22.5	21.6	S
JA-08-222	8546	225.0	240.0	2.0	15.0	14.4	S
JA-08-211	8550	129.0	142.4	1.9	13.4	12.6	S
JA-08-200	8650	274.5	294.0	2.9	19.5	18.5	S
JA-08-201	8650	249.0	270.0	2.0	21.0	19.7	S
JA-08-258	8700	238.5	267.0	1.4	28.5	25.6	S
JA-08-217	8700	114.0	139.5	3.6	25.5	24.8	S
JA-08-224	8725	84.0	115.5	2.2	31.5	30.7	S
JA-08-225	8725	120.0	133.5	3.4	13.5	12.5	S
JA-08-261	8725	229.5	261.0	2.2	31.5	28.6	S
JA-08-226	8725	94.5	106.5	1.2	12.0	10.2	S
JA-08-215	8750	207.0	220.5	1.1	13.5	12.7	S
JA-08-213	8750	228.0	238.5	1.1	10.5	10.4	S
JA-08-214	8750	238.5	258.0	1.2	19.5	18.8	S
JA-08-215	8750	246.0	274.5	1.5	28.5	26.9	S
JA-08-238	8750	112.5	141.0	1.6	28.5	26.8	S
JA-08-239	8750	126.0	160.5	1.3	34.5	30.6	S
JA-08-131	8775	82.5	91.5	1.4	9.0	8.3	S
JA-08-132	8775	130.5	151.5	1.3	21.0	17.8	S

Aurizon Mines Ltd.

News Release – September 4, 2008
Aurizon Provides Update on Exploration Progress at Joanna

Infill south zone

Hole	East	From	To	Gold Grade	Length along the hole	True Width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-07-133	8350 Awaiting additional assays	172.5	190.5	1.0	18.0	17.5	S
JA-08-229	8800	222.0	232.5	1.6	10.5	9.9	S
JA-08-227	8800	252.0	270.0	2.0	18.0	17.6	S
JA-08-228	8800	211.5	226.5	1.3	15.0	14.5	S
JA-08-243	8825	106.5	141.0	1.3	34.5	33.6	S
JA-08-244	8825	118.5	147.0	2.0	28.5	26.9	S
JA-08-245	8825	115.5	142.5	2.6	27.0	26.4	S
JA-08-246	8825	126.0	160.5	1.2	34.5	30.2	S
JA-08-247	8825	175.5	213.0	1.0	37.5	36.8	S
JA-08-248	8825	172.5	226.5	1.1	54.0	51.8	S
JA-08-249	8825	205.5	240.0	1.2	34.5	32.7	S
JA-08-250	8825	175.5	196.5	1.0	21.0	18.9	S
JA-08-241	8850	210.0	226.5	1.1	16.5	15.8	S
JA-08-240	8850	235.5	261.0	1.5	25.5	24.6	S
JA-08-231	8874	192.0	214.5	1.2	22.5	19.5	S
JA-08-232	8874	226.5	243.0	1.4	16.5	13.6	S
JA-08-230	8872	160.5	220.5	1.8	60.0	57.7	S
JA-08-255	8900	190.5	204.0	1.4	13.5	12.5	S
JA-08-256	8900	202.5	213.0	1.8	10.5	9.4	S
JA-08-210	8900	127.5	159.0	1.1	31.5	31.1	S
JA-08-218	8900	93.0	115.5	1.3	22.5	22.2	S
JA-08-218	8900	55.5	69.0	1.0	13.5	13.3	S
JA-08-212	8925	118.5	142.5	1.2	24.0	22.5	S
JA-08-219	8926	163.5	181.5	1.2	18.0	17.3	S
JA-08-220	8926	147.0	162.0	1.2	15.0	13.5	S
JA-08-221	8926	171.0	184.5	1.0	13.5	11.4	S
JA-08-195	9025	175.5	198.0	1.5	22.5	21.9	S
JA-08-197	9075	70.5	88.5	1.1	18.0	17.6	S
JA-08-198	9075	123.0	156.0	1.3	33.0	30.6	S

Aurizon Mines Ltd.

News Release – September 4, 2008
Aurizon Provides Update on Exploration Progress at Joanna

Infill north zone
		Mineralized Intersections
Hole	East	To	From	Gold Grade	Length along the hole	True Width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-266	8200	150.0	175.5	1.4	25.5	21.9	N
JA-08-268	8201	61.5	73.5	1.0	12.0	10.0	N
JA-08-271	8250	19.5	34.5	1.8	15.0	14.7	N
JA-08-279	8300	24.0	34.5	1.1	10.5	10.2	N
JA-08-272	8301	22.5	33.0	1.0	10.5	9.7	N
JA-08-204	8475	90.0	108.0	1.0	18.0	16.1	N
JA-08-203	8475	88.5	115.5	1.1	27.0	22.6	N
JA-08-234	8500	138.0	163.5	1.3	25.5	24.3	N
JA-08-235	8500	139.5	163.5	1.0	24.0	22.5	N
JA-08-236	8500	145.5	171.0	1.0	25.5	22.9	N
JA-08-233	8500	135.0	160.5	1.2	25.5	24.8	N
JA-08-209	8524	72.0	93.0	1.4	21.0	18.3	N
JA-08-252	8525	135.0	156.0	1.7	21.0	19.9	N
JA-08-257	8625	112.5	145.5	2.0	33.0	26.9	N
JA-08-223	8549	133.5	165.0	1.0	31.5	28.4	N
JA-08-211	8550	70.5	87.0	1.2	16.5	15.4	N
JA-08-254	8625	153.0	175.5	1.0	22.5	19.6	N
JA-08-200	8650	165.0	189.0	1.4	24.0	22.6	N
JA-08-201	8650	166.5	180.0	1.4	13.5	12.5	N
JA-08-202	8650	156.0	178.5	1.0	22.5	22.0	N
JA-08-212	8925	21.9	27.3	1.7	5.4	5.0	N
JA-08-260	9050	112.5	132.0	1.3	19.5	18.1	N

West extension - south zone
		Mineralized Intersections
Hole	East	From	To	Gold	Length along the hole	True Width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-183	6800	94.5	96.0	2.1	1.5	1.4
JA-08-159	7150	159	163.5	1.4	4.5	4.4	S
JA-08-149	7300	331.5	333.0	1.2	3.0	2.9	S
JA-08-168	7325	148.5	159.0	1.3	10.5	8.4	S
JA-08-139*	7325	66.0	96.0	4.7	30.0	29.5	S
JA-08-141	7454	163.5	168.0	2.6	4.5	4.4	S
JA-08-143	7550	153.0	156.0	2.6	3.0	3.0	S
JA-08-145	7622	111.0	114.0	1.5	3.0	2.9	S
JA-08-162	7701	138.0	142.5	1.1	4.5	4.4	S
JA-08-173	8250	27.0	43.5	3.2	16.5	16.2	S

* Previously Reported

Aurizon Mines Ltd.

News Release – September 4, 2008
Aurizon Provides Update on Exploration Progress at Joanna

West extension - north zone
		Mineralized Intersections
Hole	East	From	To	Gold Grade	Length along the hole	True Width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-150	7998	73.5	87.0	2.3	13.5	13.2	N
JA-08-154	7875	67.5	90.0	0.9	22.5	22.2	N

East extension - south zone
		Mineralized Intersections
Hole	East	From	To	Gold Grade	Length along the hole	True Width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-07-134	9100	133.5	148.5	0.8	15.0	14.3	S
JA-08-147	9100	78.0	88.5	1.3	10.5	10.0	S
JA-08-270	9150	159.0	183.0	1.0	24.0	22.9	S
JA-08-151	9200	78.0	97.5	1.2	19.5	19.0	S

JA-08-276	9200	162.0	180.0	1.5	18.0	17.6	S
JA-08-278	9250	180.0	185.5	17.7	5.5	5.0	S
JA-08-160	9250	42	54	0.7	12	11.8	S
JA-08-156	9250	88.5	97.5	2.1	9.0	8.5	S
JA-08-153	9300	71.4	76.5	0.9	5.1	4.4	S
JA-08-158	9400	160.5	172.5	1.1	12.0	11.8	S
JA-08-161	9400	54	61.5	1.4	7.5	7.4	S
JA-08-189	9450	175.5	180.6	2.3	5.1	5.0	S
JA-08-184	9500	120.0	132.0	3.9	12.0	11.8	S
JA-08-140	9500	111.0	132.0	1.1	21.0	20.5	S
JA-08-163	9549	232.5	237.0	1.7	4.5	4.3	S
JA-08-172	9654	261.0	298.5	1.4	37.5	35.7	S
JA-08-148	9605	127.5	132.0	0.9	4.5	4.4	S
JA-08-142	9675	153.0	175.5	2.4	22.5	22.4	S

Dip extension
		Mineralized Intersections
Hole	East	From	To	Gold Grade	Length along the hole	True Width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(m)	(m)
JA-08-137	8100	648.0	681.0	1.7	33.0	29.2	S
JA-08-137	8100	522.0	546.0	1.2	24.0	21.0	N
JA-08-135	8198	775.5	789.0	1.4	13.5	12.4	S
JA-08-125	8300	607.5	667.5	1.3	60.0	57.0	N

AURIZON MINES LTD.
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
September 4, 2008

7500E
8000E
8500E
9000E
9500E
5010m
4700m
4400m
2.2/30.7
inc. 4.3/11.7
3.4/12.5
inc. 6.8/4.2
1.6/26.8
2.0/14.4
2.0/21.6
inc. 11.6/1.4
3.6/24.8
inc. 6.7/8.8
1.3/30.6
1.3/33.6
1.3/30.6
3.9/11.8
inc. 12.6/1.5
2.0/26.9
2.6/26.4
3.2/16.2
1.5/26.9
2.4/22.4
inc. 6.4/4.5
2.0/19.7
4.7/29.5
inc 60.5/1.2
Previously Reported
2.0/20.2
1.8/57.7
inc. 22.6/1.4
2.2/28.6
17.7/5.0
inc. 53.6/1.4
1.4/35.7
2.9/18.5
inc. 18.1/1.4
2.0/26.9
1.1/51.8
Diabase Dyke
1.2/21.0
1.5/57.0
inc. 4.0/12.8
1.7/29.2
inc. 5.7/4.0
1.4/12.4
New hole reported
North zone
South zone
2.4/15.0=g/t Au/m (true width)
0 100m
5000E
6000E
7000E
8000E
9000E
Indicated Resources : 210,000 oz
Inferred Resources : 263,000 oz
5 km
Indicated Resources: 420,000 oz
Inferred Resources: 1,150,000 oz
Mineral In Pit resources
Indicated 9.1MT @ 1.5g/tAu (332,000oz)
Inferred 9.1MT @ 1.4g/tAu (321,000oz)
4700m
Diabase Dyke
Joanna
4400m
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
0 200m

Reference: News Release Issue: No. 19 - 2008